UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2016

Commission File Number: 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

c/o Hainan Jinpan Electric Company, Ltd

No. 168 Nanhai Avenue (Building No. 7),

Haikou Free Trade Zone

Haikou, Hainan, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

Attached hereto as Exhibit 1 and incorporated by reference herein is Jinpan International Limited’s press release, dated January 25, 2016, regarding Jinpan International Limited entering into an Agreement and Plan of Merger for a “going private” transaction.

Attached hereto as Exhibit 2 and incorporated by reference herein is the Agreement and Plan of Merger, dated as of January 24, 2016, by and among FNOF E&M Investment Limited, Silkwings Limited and Jinpan International Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 25, 2016	JINPAN INTERNATIONAL LIMITED

	By:	/s/ Mark Du
Name: Mark Du
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description
1.	Attached hereto as Exhibit 1 and incorporated by reference herein is Jinpan International Limited’s press release, dated January 25, 2016, regarding Jinpan International Limited entering into an Agreement and Plan of Merger for a “going private” transaction.

2.	Attached hereto as Exhibit 2 and incorporated by reference herein is the Agreement and Plan of Merger, dated as of January 24, 2016, by and among FNOF E&M Investment Limited, Silkwings Limited and Jinpan International Limited.